Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2014.  These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective September 15, 2014. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars.  All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources” and “Subsequent Events” are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements.  Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, our ability to retain or renew our customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company’s consolidated indebtedness and restrictive covenants related thereto, the Company’s ability to make payments on its convertible debentures, the Company’s acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company’s contracts for reasons beyond management’s control, uncertain risks associated with the Company’s oil and gas operations, the Company’s status as a public company, foreign private issuer and emerging growth company for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters and cyber terrorism and risks related to the Company’s capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material.  These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC.  On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”).  Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”).  STI currently holds a 98.6% interest in STA Holdings as at June 30, 2014, through its ownership of the Class A shares of STA Holdings.  The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”).   STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application, and on September 2, 2011, the SEC formally declared effective the Company’s Form 40-F registration statement.  As such, the Company became a “foreign private issuer” under applicable U.S. federal securities laws.  On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On October 26, 2009, STI closed its offering of Cdn$ 7.5% convertible subordinated unsecured debentures (the “Cdn$ 7.5% Convertible Debentures”) due October 31, 2014, at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45.0 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of Cdn$ 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. As discussed below, the Company redeemed the remaining principal amount of Cdn$ 7.5% Convertible Debentures on November 2, 2012.

On June 21, 2010, STI closed its offering of Cdn$ 6.75% convertible subordinated unsecured debentures (the “Cdn$ 6.75% Convertible Debentures”) due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million).

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the “US$ 6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million.

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the “Cdn$ 6.25% Convertible Debentures ”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

The Cdn$ 7.5% Convertible Debentures, the Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. A portion of the net proceeds from the issuance of the Cdn$ 7.5% Convertible Debentures was used to fund the redemption of the outstanding 14% subordinated notes of STA ULC, while the remaining net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “Cdn$ 7.5% Convertible Debenture Conversion Price”) which was equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of Cdn$ 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “Cdn$ 6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of Cdn$ 6.75% Convertible Debentures,  at a conversion price of US $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures.

The Cdn$ 7.5% Convertible Debentures were not redeemable prior to October 31, 2012.  The Company had the right, at its option, to redeem the Cdn$ 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice was given was at least 125% of the Cdn$ 7.5% Convertible Debenture Conversion Price. On November 2, 2012, the Company redeemed the remaining Cdn$ 7.5% Convertible Debentures, as discussed below.  The 6.75% Convertible Debentures were not redeemable prior to June 30, 2013.  The Company has the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price.  The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company has the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017.  The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the  Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debentures, for each US $1,000 principal amount of the US$ 6.25% Convertible Debentures and for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures.  The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,458,258 common shares during the twelve months ended June 30, 2014, which have an approximate value of $8.9 million.

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan (“EIP”), at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares available for issuance under the EIP by 1,446,291, which have also been granted to management.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which had been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which have been utilized for all share grants under the EIP subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPSs.  The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted that remain outstanding are available to be “put” back to the Company, while the holders of Class B Series Three common shares have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant.  All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Two and Series Three common shares are recorded as a component of other expense (income), net in the consolidated statement of operations. The Company recorded an expense of $0.9 million and income of $0.8 million for the years ended June 30, 2014 and 2013, respectively, associated with the change in fair value on the Class B shares.  The Company recorded $0.8 million and $0.7 million in dividend payments for the years ended June 30, 2014 and 2013, respectively, which are recorded as a component of other expense, in the consolidated statement of operations.

During the twelve months ended June 30, 2014, a total of 3,050 Class B Series Two common shares were “put” back to the Company having a fair value of thirty one thousand dollars.  The total number of Class B Series Two common shares outstanding as at June 30, 2014 was 61,466.  The fair value of the Class B Series Two common shares outstanding at June 30, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities.

During the twelve months ended June 30, 2013, a total of 72,075 Class B Series Two common shares were “put” back to the Company having a fair value of $0.8 million.  The total number of Class B Series Two common shares outstanding as at June 30, 2013 was 64,516.  The fair value of the Class B Series Two common shares outstanding at June 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities.

During the twelve months ended June 30, 2014, STA Holdings granted 635,074 Class B Series Three common shares pursuant to the EIP.  The Company recognized $3.9 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2014. In connection with these grants, 195,289 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 197,533 Class B Series Three common shares were “put” back to the Company, having a fair value of $1.2 million during the twelve months ended June 30, 2014.  The total number of Class B Series Three common shares outstanding as at June 30, 2014 was 1,405,842.  The fair value of the Class B Series Three common shares outstanding at June 30, 2014 represents a liability of $9.3 million, of which $6.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

During the twelve months ended June 30, 2013, STA Holdings granted 495,020 Class B Series Three common shares pursuant to the EIP.  The Company recognized $3.3 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2013. In connection with these grants, 127,145 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 121,396 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.8 million during the twelve months ended June 30, 2013.  The total number of Class B Series Three common shares outstanding as at June 30, 2013 was 1,163,590.  The fair value of the Class B Series Three common shares outstanding at June 30, 2013 represents a liability of $7.0 million, of which $4.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

On October 3, 2012, the Company announced that it had exercised its right to redeem the Cdn$ 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture governing the Cdn$ 7.5% Convertible Debentures. The redemption of the Cdn$ 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company’s Cdn$ 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of Cdn$ 7.5% Convertible Debentures for cash.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million), (the “2012 Bought Deal”). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million).  The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

On October 21, 2013 the Company announced that the Toronto Stock Exchange (the “Exchange”) approved its notice of intention to renew its normal course issuer bid (“NCIB”) for a portion of its common shares (“Common Shares”) as appropriate opportunities arise. The

Company was permitted to commence purchasing Common Shares under the NCIB on or about October 24, 2013.  Pursuant to the notice, the Company is permitted to acquire up to a maximum of  Cdn $5.0 million of Common Shares in the twelve month period commencing October 24, 2013 and ending on October 23, 2014. The Company did not repurchase any shares during the twelve months ended June 30, 2014, under the renewed NCIB.  During the twelve months ended June 30, 2013 the Company purchased and cancelled 401,076 common shares having a value of $2.5 million pursuant to the previous NCIB.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended June 30		Twelve Months Ended June 30
	2014	2013	2014	2013

Revenues	$142,567	$122,279	$489,499	$423,688

Costs and expenses
Cost of operations	103,680	85,367	373,060	315,032
General and administrative	11,729	10,953	46,673	42,350
Non-cash stock compensation	-	415	3,942	3,326
Acquisition expense	16	-	282	-
Depreciation and depletion expense	14,585	12,423	46,444	41,861
Amortization expense	831	997	3,573	4,186
Total operating expenses	130,841	110,155	473,974	406,755

Income from operations	11,726	12,124	15,525	16,933

Interest expense	4,562	3,210	16,641	14,342
Foreign currency loss (gain)	348	(76)	424	(183)
Unrealized (gain) loss on foreign currency exchange contracts	(798)	496	(737)	656
Unrealized re-measurement gain	-	-	-	(123)
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	(43)	(538)	(714)	(1,142)
Gain on bargain purchase of businesses acquired, net of tax	-	-	(2,762)	-
Other expense (income), net	977	(1,299)	1,651	(2,720)

Income before income taxes	6,680	10,331	1,022	6,103

Income tax expense (benefit)	1,973	3,584	(395)	2,234

Net income	$4,707	$6,747	$1,417	$3,869
Basic and diluted net income per common share	$0.06	$0.08	$0.02	$0.05

   Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is minimal school bus transportation revenue.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage.  In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period.  These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts.  These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet.  In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis.  Currently, leased and managed buses account for approximately 19% and 4%, respectively, of the Company’s fleet.  The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2013, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%.  Annual lease payments on these additional leases are approximately $4.3 million per year for the term of the leases.

During the fiscal year ended June 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $24.0 million in replacement school vehicles and $20.4 million in growth vehicles for the 2013-2014 school years.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases are approximately $6.3 million per year for the term of the leases.

During July and August 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $40.5 million in replacement school vehicles and $30.7 million in growth vehicles for the upcoming 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”).  Canadex was a transportation and energy company consisting of two separate business segments.  The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States.  The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”).  CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates.  It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States.  Approximately 70% of these wells produce natural gas.  CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities.  The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.  Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three months ended June 30, 2014 Compared to Three months ended June 30, 2013

The Company’s core business is school bus transportation.  As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2014 include $1.4 million in oil and gas revenue, $0.6 million in related cost of operations, $0.1 million in general and administrative expense  and $0.4 million in depletion expense.The consolidated results for the fourth quarter of fiscal year 2013 include $1.2 million in oil and gas revenue, $0.5 million in related cost of operations, $0.3 million in general and administrative expense  and $0.2 million in depletion expense. In addition, the consolidated results for the fourth quarter of fiscal year 2013 include a gain on sale of oil and gas assets of $0.6 million.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the fourth quarter of fiscal year 2014 were $141.2 million compared to $121.1 million for the fourth quarter of fiscal year 2013, representing an increase of $20.1 million, or 16.6%.  Revenue for the fourth quarter of fiscal year 2014 was negatively impacted by approximately $1.5 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fourth quarter of fiscal year 2013 to the fourth quarter of fiscal year 2014 in connection with the translation of the Company’s Canadian operations into U.S. dollars. The Company closed two acquisitions and started operations on nine new bid contracts (three of which were tuck-ins to existing locations) in the first quarter of fiscal year 2014 and closed a third acquisition during  the third quarter of fiscal year 2014.  The Company did not renew three contracts for the fiscal year 2014.

The acquisitions completed in the first and third quarters of fiscal year 2014 and the new bid-in contracts for fiscal year 2014 accounted for $22.1 million in new business growth in the fourth quarter of fiscal year 2014, which was partially offset by a $3.5 million revenue reduction resulting from the three contracts not renewed. In addition, the results for the fourth quarter of fiscal year 2014 reflect the revenue recovery of substantially all of the weather days due to snow related school closings in prior quarters. The remaining $3.0 million increase in revenues resulted primarily from contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations:  Cost of operations for school bus transportation for the fourth quarter of fiscal year 2014 was $103.0 million as compared to $84.9 million for the fourth quarter of fiscal year 2013, representing an increase of $18.1 million or 21.3%. The acquisitions completed in the first and third quarters of fiscal year 2014 and the new bid-in contracts for fiscal year 2014 accounted for  $15.7 million of the total increase in cost of operations which was partially offset by a $2.1 million reduction resulting from the three contracts not renewed. In addition, the results for the fourth quarter of fiscal year 2014 reflect expenses associated with the recovery of school days from prior quarters that were deferred due to the severe winter weather.  The remaining $4.5 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2014, resulted primarily from an increase in salaries and wages, fringe benefits, operating costs and maintenance cost partially offset by a decrease in vehicle liability insurance.  Salaries and wages, net of new business for the fourth quarter of fiscal year 2014, increased by $1.3 million primarily related to driver wages which resulted from the recovery of operating days in the fourth quarter of fiscal year 2014.  As a percentage of revenue, driver wages increased to 33.3% in the fourth quarter of fiscal year 2014 from 32.9% in the fourth quarter of fiscal year 2013. Fringe benefits, net of new business for the fourth quarter of fiscal year 2014, increased $1.4 million mostly due to unfavorable claims adjustments in workers compensation along with higher salaries and wages as compared to the fourth quarter of fiscal year 2013. Fringe benefits increased as a percentage of revenue to 9.1% in the fourth quarter of fiscal year 2014 from 8.0% in the fourth quarter of fiscal year 2013. Operating expenses, net of new business for the fourth quarter of fiscal year 2014, increased $1.1 million due to an additional year of vehicle leasing costs.  Maintenance expense, net of new business, increased $1.1 million as a result of higher parts and repair expense. Maintenance expense increased as a percentage of revenue to 5.2% in the fourth quarter of fiscal year 2014 from 4.3% in the fourth quarter of fiscal year 2013.   Insurance costs, net of new business for the fourth quarter of fiscal year 2014, decreased $0.3 million  primarily due to favorable liability insurance claims experience. As a percentage of revenue, insurance costs decreased to 2.6% from 2.9% in the fourth quarter of fiscal year 2014 compared to the fourth quarter of fiscal year 2013.

General and Administrative Expense:  General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2014 was $11.7 million compared to $10.7  million for the fourth quarter of fiscal year 2013, an increase of $1.0 million or 9.3%. As a percentage of revenue, total general and administrative expense decreased to 8.3% for the fourth quarter of fiscal year 2014 compared to 8.8% for the fourth quarter of fiscal year 2013. The increase in general and administrative expenses is primarily due to the acquisitions and bid- in contracts completed during the fiscal year 2014.

Acquisition Expense: Acquisition expense for the fourth quarter of fiscal year 2014 was sixteen thousand dollars.  The Company did not incur any acquisition expense for school bus transportation for the fourth quarter of fiscal year 2013, as there were no acquisitions completed during the fiscal year 2013. Transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation:  There was no issuance of Class B shares pursuant to the EIP during the fourth quarter of fiscal year 2014. The non-cash stock compensation expense for school bus transportation for the fourth quarter of fiscal year 2013 was $0.4 million. The non-cash compensation expense was related to the issuance of 65,049 Class B Series Three common shares of STA Holdings in the fourth quarter of fiscal year 2013.

Depreciation Expense:  Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2014 was $14.2 million compared to $12.2 million for the fourth quarter of fiscal year 2013, an increase of $2.0 million. The increase was primarily related to the vehicles associated with the acquisitions completed in the first and third quarters of fiscal year 2014 and the new bid-in contracts, partially offset by the depreciation savings due to the additional vehicles leased quarter over quarter.  As a percentage of revenue, depreciation expense decreased to 10.0% for the fourth quarter of fiscal year 2014 from 10.1% for the fourth quarter of fiscal year 2013.

Amortization Expense:  Amortization expense for school bus transportation was $0.8 million for the fourth quarter of fiscal year 2014 compared to $1.0 million in the fourth quarter of fiscal year 2013. The decrease of $0.2 million related to several covenants not-to-compete associated with acquisitions which have fully amortized. As a percentage of revenue, amortization expense decreased to 0.6% in the fourth quarter in fiscal year 2014 from 0.8% in the fourth quarter of fiscal year 2013.

Income from Operations: Income from operations for school bus transportation was $11.5 million for the fourth quarter of fiscal year 2014 compared to $11.9 million for the fourth quarter of fiscal year 2013. The decrease in income from operations of $0.4 million resulted from the operating line items discussed above and reflects a negative impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal year 2014 compared to the fourth quarter of fiscal year 2013 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense:  Interest expense for the fourth quarter of fiscal year 2014 was $4.6 million compared to $3.2 million for the fourth quarter of fiscal year 2013. The increase in interest expense of $1.4 million was due primarily to an increase in average debt outstanding  for the fourth quarter of fiscal year 2014, compared to the fourth quarter of fiscal year 2013.

Foreign Currency Loss (Gain):  Foreign currency loss for the fourth quarter of fiscal year 2014 totaled $0.3 million compared to foreign currency gain of $0.1 million for the fourth quarter of fiscal year 2013.  The increase in the foreign currency loss of $0.4 million results primarily from the losses realized upon the settlement of the foreign currency contracts.

Unrealized (Gain) Loss on Foreign Currency Exchange Contracts:  Unrealized gain on foreign currency exchange contracts was $0.8 million for the fourth quarter of fiscal year 2014 compared to an unrealized loss of $0.5 million for the fourth quarter of fiscal year 2013.  The increase in unrealized gain of $1.3 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was forty-three thousand dollars for the fourth quarter of fiscal year 2014 compared to a non-cash gain of $0.5 million in the fourth quarter of fiscal year 2013.  The decrease in the non-cash gain of $0.5 million was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures.  The conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Expense (Income) ,Net:  Other expense totaled $1.0 million in the fourth quarter of fiscal year 2014 compared to other income of  $1.3 million in the fourth quarter of fiscal year 2013. The increase in other expense of $2.3 million was due primarily to a decrease in gain on sale of assets related to the oil and gas interests combined with an increase in the Class B share expense related to the non cash change in the fair value of the Class B common shares  in the  fourth quarter of fiscal year 2014 compared to the fourth quarter of fiscal year 2013.

Income before Income Taxes:  Income before income taxes was $6.7 million for the fourth quarter of fiscal year 2014 compared to income before income taxes of $10.3 million for the fourth quarter of fiscal year 2013. This decrease in income of $3.6 million resulted primarily from the increase in other expense of $2.3 million, the increase in interest expense of $1.4 million, the decrease in the non-cash gain on the US$ 6.25% Convertible Debentures conversion feature of $0.5 million, the increase in the foreign currency loss of $0.4 million and the decrease in income of $0.4 million from the school bus transportation segment, offset by an increase in the unrealized gain on foreign currency exchange contracts of $1.3 million and the increase  in income from the Company’s oil and gas portfolio of $0.1 million.

Net Income:  Net income for the Company for the fourth quarter of fiscal year 2014 totaled $4.7 million, which included an income tax expense of $2.0 million.   Net income for the fourth quarter of fiscal year 2013 amounted to $6.7 million, which included an income tax expense of $3.6 million. The effective tax rates for the fourth quarter of fiscal year 2014 and the fourth quarter of fiscal year 2013 were 29.5% and 34.7%, respectively. The decrease in the effective rate for the fourth quarter of fiscal year 2014 primarily resulted from the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country.   Basic and diluted net income per common share was $0.06 for the fourth quarter of fiscal year 2014 compared to $0.08 for the fourth quarter of fiscal year 2013.

Twelve months ended June 30, 2014 Compared to Twelve months ended June 30, 2013

The Company’s core business is school bus transportation.  As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the fiscal year 2014 include $5.2 million in oil and gas revenue, $2.5 million in related cost of operations, $0.3 million in general and administrative expense and $1.1 million in depletion expense.  The consolidated results for the fiscal year 2013 include $4.9 million in oil and gas revenue, $2.3 million in related cost of operations, $0.4 million in general and administrative expense and $1.0 million in depletion expense. In addition, the consolidated results for fiscal year 2013 included a gain on sale of oil and gas assets of $0.6 million. The increase in revenue for the oil and gas portfolio of $0.3 million for the fiscal year 2014 compared to the fiscal year 2013, is due primarily to an increase in gas prices offset by a decline in gas production.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

The Company’s performance for fiscal year 2014 was adversely affected by the severe winter weather experienced in January and February, which continued into March. At March 31, 2014, revenue deferrals amounted to $7.2 million due to weather related school closing during the second and third quarters of fiscal 2014. The Company recovered substantially all of the revenue deferrals during the remainder of the June 30, 2014 fiscal year.  Separate and apart from these revenue deferrals, this year we also experienced additional expenses due to the widespread snow storms and record low temperatures during the period, primarily in the areas of driver wages, fuel expense, maintenance costs and wages and facility expenses.  Combined, we estimate the increased expenses associated with the severe winter weather to be approximately $3.5 million.

Revenues:  Revenues for school bus transportation for the fiscal year 2014 were $484.3 million compared to $418.8 million for the fiscal year 2013, representing an increase of $65.5

million, or 15.6%.   Revenue for the fiscal year 2014 was negatively impacted by approximately $5.2 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from fiscal year 2013 to fiscal year 2014 in connection with the translation of the Company’s Canadian operations into U.S. dollars.  The Company closed two acquisitions and started operations on nine new bid contracts (three of which were tuck-ins to existing locations) in the first quarter of fiscal year 2014 and closed a third acquisition during  the third quarter of fiscal year 2014. In addition, the Company did not renew three contracts for the fiscal year 2014.

The acquisitions completed in the first and third quarters of fiscal year 2014 and the new bid-in contracts for fiscal year 2014 accounted for $65.6 million in new business growth in fiscal year 2014, which was partially offset by a $12.5 million revenue reduction resulting from the three contracts not renewed. The remaining $17.6 million increase in revenues resulted primarily from contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations:  Cost of operations for school bus transportation for the fiscal year 2014 was $370.5 million compared to $312.7 million for the fiscal year 2013, an increase of $57.8 million or 18.5%.  The acquisitions completed during fiscal year 2014 and the new bid-in contracts for the fiscal year 2014 accounted for $49.0 million of the total increase in cost of operations, which was partially offset by an $8.0 million reduction resulting from the three contracts not renewed. In addition, the results for fiscal year 2014 reflect additional expenses incurred in the areas of driver wages, fuel expense, maintenance costs and wages due to the severe winter weather, as noted above.  The remaining $16.8 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2014, resulted primarily from increased salaries and wages, operating expenses, maintenance costs, fringe benefits and insurance costs. Salaries and wages, net of new business and contracts not renewed for fiscal year 2014, increased by $7.7 million due primarily to higher driver, maintenance and operations wages.  As a percentage of revenue, driver wages increased to 34.0% in fiscal year 2014 from 33.7% in fiscal year 2013. Maintenance wages, as a percentage of revenue, increased to 4.2% in fiscal year 2014 from 4.0% in fiscal year 2013 and operations wages, as a percentage of revenue, remained unchanged at 4.8% for both fiscal years 2014 and 2013. Operating expenses, net of new business for the fiscal year 2014, increased $3.0 million due primarily to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 5.7% in the fiscal year 2014 from 5.1% in the fiscal year 2013. Maintenance costs, net of new business for the fiscal year 2014, increased $2.9 million due primarily to higher repair costs and increased  as a percentage of revenue to 5.5% in the fiscal year 2014 from 5.0% in the fiscal year 2013. Fringe benefits for the fiscal year 2014, net of new business for the fiscal year 2014, increased $2.0 million primarily due to higher salaries and wages along with some unfavorable worker compensation claims experience. As a percentage of revenue, fringe benefits increased to 9.3% for the fiscal year 2014 compared to 9.1% for the fiscal year 2013. Insurance costs, net of new business and contracts not renewed for fiscal year 2014, increased $1.1 million primarily due to unfavorable liability insurance claims development. As a percentage of revenue, insurance costs increased to 3.3% in fiscal year 2014 from 3.2% in fiscal year 2013.

General and Administrative Expense:  General and administrative expense for school bus transportation for the fiscal year 2014 was $46.4 million compared to $42.0 million for the fiscal year 2013, an increase of $4.4 million or 10.5%.  As a percentage of revenues, total general and administrative expense decreased to 9.6% for the fiscal year 2014 from 10.0% for the fiscal year 2013.  The $4.4 million increase in general and administrative expense reflects $2.7 million of expense associated with the new business and contracts not renewed for the fiscal year 2014 and  increased facility costs associated with the severe winter weather, as noted above.

Acquisition Expense: Acquisition expense for the fiscal year 2014 was $0.3 million. The Company did not incur any acquisition expense for school bus transportation during the fiscal year 2013, as there were no acquisitions completed. Transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the fiscal year 2014 was $3.9 million.  The non-cash compensation expense was related to the issuance of 635,074 Class B Series Three common shares of STA Holdings in the fiscal year 2014.  Non-cash stock compensation expense for school bus transportation for the fiscal year 2013 was $3.3 million.  The non-cash compensation expense was related to the issuance of 495,020 Class B Series Three common shares of STA Holdings in the fiscal year 2013.

Depreciation Expense:  Depreciation expense for school bus transportation for the fiscal year 2014 was $45.3 million compared to $40.8 million for the fiscal year 2013, an increase of $4.5 million. The increase was primarily related to the vehicles associated with the acquisitions closed in fiscal year 2014 and the net new bid contracts for fiscal year 2014, partially offset by the depreciation savings due to the additional vehicles leased year over year.  As a percentage of revenues, depreciation expense decreased to 9.4% for the fiscal year 2014 from 9.8% for the fiscal year 2013.

Amortization Expense:  Amortization expense for school bus transportation for the fiscal year 2014 was $3.6 million compared to $4.2 million for the fiscal year 2013, a decrease of $0.6 million.  The decrease of $0.6 million related to several covenants not to compete associated with acquisitions which have fully amortized. As a percentage of revenues, amortization expense decreased to 0.7% for the fiscal year 2014 from 1.0% for the fiscal year 2013.

Income from Operations:  Income from operations for school bus transportation was $14.3 million for the fiscal year 2014 compared to income from operations of $15.8 million for the fiscal year 2013. The decrease in income of $1.5 million results primarily from the operating line items discussed above and reflects a negative impact of $0.4 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2013 compared to the fiscal year 2014 in connection with the translation of the Company’s Canadian operations into U.S. dollars.

Interest Expense:  Interest expense for the fiscal year 2014 was $16.6 million compared to $14.3 million for the fiscal year 2013.  The $2.3 million increase in interest expense was due primarily to an increase in average debt outstanding for the fiscal year 2014, compared to the fiscal year 2013.

Foreign Currency Loss (Gain):  Foreign currency loss for the fiscal year 2014 totaled $0.4 million compared to foreign currency gain of $0.2 million for the fiscal year 2013.   The increase of $0.6 million in the foreign currency loss in the fiscal year 2014 was related to realized losses on the foreign currency exchange contracts.

Unrealized (Gain) Loss on Foreign Currency Exchange Contracts:  Unrealized gain on forward contracts was $0.7 million for the fiscal year 2014 compared to an unrealized loss of $0.7 million for the fiscal year 2013.  The decrease in unrealized loss of $1.4 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the U.S. dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fiscal year 2014 compared to the fiscal year 2013.

Unrealized Re-measurement Gain: STI’s functional currency is the Canadian dollar.  The US$ 6.25% Convertible Debentures are denominated in U.S. dollars. As a result, gains or losses on re-measurement of the US$ 6.25% Convertible Debentures are considered transaction gains and losses and are included in the Consolidated Statements of Operations. Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the consolidated statement of operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in accumulated other comprehensive income (loss) as incurred. Unrealized re-measurement gain for the fiscal year

2014 was $0.0 compared to an unrealized re-measurement gain of $0.1 million for fiscal year 2013. The unrealized re-measurement loss on the US$ 6.25% Convertible Debentures was $0.9 million for the fiscal year 2014 which was fully offset by a re-measurement gain of $0.9 million associated with certain of the Company’s short-term related intercompany notes.   The unrealized re-measurement loss on the US$ 6.25% Convertible Debentures was $1.9 million for the fiscal year 2013 which was offset by a re-measurement gain of $2.0 million associated with certain of the Company’s short-term related intercompany notes.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature:  Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.7 million for the fiscal year 2014 compared to a non-cash gain of $1.1 million for the fiscal year 2013. The decrease in the non-cash gain of $0.4 million was related to the change in the fair value of the embedded conversion feature derivative associate with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures.  The conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in  fiscal year 2014 was $2.8 million, net of tax, resulting from the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation, as discussed below under the heading “Liquidity and Capital Resource-Acquisitions”.

Other Expense (Income), Net:  Other expense totaled $1.7 million for the fiscal year 2014 compared to other income of $2.7 million for the fiscal year 2013.   The increase in other expense of $4.4 million resulted primarily from the increase in Class B common share expense related to the non cash change in fair value of the Class B common shares, a decrease in gain on sale of assets,  and an increase in the unrealized losses on foreign currency translation in the fiscal year 2014 compared to the fiscal year 2013, combined with adjustments to contingent consideration related to Canadian acquisitions in fiscal year 2013.

Income before Income Taxes:  Income before income taxes was $1.0 million for the fiscal year 2014 compared to income before income taxes of $6.1 million for the fiscal year 2013.  The decrease in income of $5.1 million resulted primarily from the increase in other expense of $4.4 million, the increase in interest expense of $2.3 million, the decrease in income for the school bus transportation segment of $1.5 million as discussed above, the decrease in non-cash gain on the US$ 6.25% Convertible Debentures conversion feature of $0.4 million, the increase in the foreign currency loss of $0.6 million, the decrease in unrealized re-measurement gain of $0.1 million, offset by the gain on bargain purchase of $2.8 million and the increase in the unrealized gain on foreign currency exchange contracts of  $1.4 million.

Net Income:  Net income for the Company for the fiscal year 2014 amounted to $1.4 million which includes a recovery of income taxes of $0.4 million.  Net income for the fiscal year 2013 amounted to $3.9 million, and includes a provision for income taxes of $2.2 million.  The effective tax rate for the fiscal year 2014 was 22.7%, after considering the tax effect on the bargain purchase gain on acquired assets, and for fiscal year 2013 was 36.6%. The decrease in the effective tax rate for the fiscal year 2014 compared to the fiscal year 2013 was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country. Basic and diluted net income per common share was $0.02 for the fiscal year 2014 compared to basic and diluted net income of $0.05 per common share for the fiscal year 2013.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is no school bus transportation revenue during this period.  The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period.  Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations.  As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year.  The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter.  Due to this seasonality, the Company views available cash flow on an annualized basis.  The Company has historically funded its distributions with cash from operations on an annual basis.

During the twelve months ended June 30, 2014, net cash provided by operations totaled $46.4 million, which reflects a $8.9 million use of cash for net working capital. Net cash taxes paid during the twelve months ended June 30, 2014 amounted to $1.0 million, which includes refunds of prior year’s tax payments. The Company’s investing activities for the twelve months ended June 30, 2014 resulted in a use of cash of $59.4 million.  Included in these investing activities were, (i) $22.7 million in funding for the three acquisitions which closed in fiscal year 2014, (ii) capital expenditures related to the new bid contracts for fiscal year 2014 of $33.2 million (which includes $1.5 million for oil & gas investments in new wells), (iii) $4.6 million in capital expenditures related to replacement capital spending and (iv) $1.1 million in proceeds from sale of equipment.  The Company’s financing activities for the twelve months ended June 30, 2014 represented a source of cash of $16.9 million. Included in these financing activities were, (i) $164.1 million in credit agreement borrowings and $179.7 million in credit agreement repayments, (ii) $34.1 million in dividend payments made (iii) $1.3 million in payments to repurchase Class B common shares, (iv) $68.0 million in proceeds (net of financing fees) from the issuance of the Cdn$ 6.25% Convertible Debentures and (v) $0.1 million in other financing fees.

Loan Facilities

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”).  The previous agreement had a maturity date of December 14,

2011. The Third Amended and Restated Credit Agreement had an initial commitment of approximately $140.0 million and included a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which were available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  The Company could request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default had occurred and was continuing.  The Third Amended and Restated Credit Agreement had a five year term with a maturity date of February 4, 2016.

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement (as amended the “Credit Agreement”). The amendment extended the maturity date (previously due February 4, 2016) to February 27, 2018, or if earlier, 90 days prior to the maturity of the Senior Secured Notes (as defined below) and increased the commitments to $155.0 million, from the previous commitments of $140.0 million. The increase in the facility was a result of certain existing lenders increasing their commitments as well as a new lender joining the bank group in replacement of an existing lender.  During fiscal year 2014, the Company accessed the accordion feature under the Credit Agreement increasing commitments by $10.0 million to $165.0 million with the addition of another new lender joining the bank group. The current commitments at June 30, 2014, include a US $120.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  Subsequent to June 30, 2014, the Company amended the Credit Agreement to further increase commitments (see “Subsequent Events”).

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, each as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as set forth in the credit agreement (3.25% at June 30, 2014), plus the applicable margin, which ranges from 0.50% to 1.25%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as set forth in the Credit Agreement (0.1510% at June 30, 2014), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term.  The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies.  The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes carrying an original coupon of 5.941%.  The Senior Secured Notes rank pari passu with borrowings under the Credit Agreement.

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries.  In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit.  Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries.  In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings’ U.S. subsidiaries.

At June 30, 2014, debt outstanding under the Credit Agreement and Senior Secured Notes totaled $62.4 million and $35.0 million, respectively.  At June 30, 2014, the Company had approximately $101.7 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Credit Agreement (excluding the remaining $90.0 million in additional commitments the Company may request under the Credit Agreement).  In addition, at June 30, 2014, outstanding debt included approximately $176.5 million in Convertible Debentures. The Credit Agreement currently has a five year term with a maturity date of  February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.

Convertible Debentures

During the fiscal years ended June 30, 2010,2011 and 2014, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture governing the Cdn$ 7.5% Convertible Debentures. The redemption of the Cdn$ 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012 through November 1, 2012, Cdn $22.4 million of the Company’s Cdn$ 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining $0.3 million in principal amount of Cdn$ 7.5% Convertible Debentures for cash.

The Cdn$ 6.75% Convertible Debentures have a five year term, are denominated in Canadian dollars, are due and payable on June 30, 2015, and were callable by the Company beginning in July 2013, if certain conditions noted earlier, were met. The Company did not redeem and none of the holders have converted any of the Cdn$ 6.75% Convertible Debentures during fiscal year 2014. The US$ 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted earlier, are met. The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted earlier, are met.

The functional currency of STI is the Canadian dollar.  The Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.  On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings.  This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018.  As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI’s functional currency is the Canadian dollar and are included in the consolidated statement of operations.  The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations.

The Company expects to be able to renew or refinance its various loan facilities and

Convertible Debentures as they become due at then current market rates (see “Forward-Looking Statements”).

Leasing Arrangements

During the fiscal year ended June 30, 2013, the Company entered into additional leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%.  Annual lease payments on these additional leases are approximately $4.3 million per year for the term of the leases.

During the fiscal year ended June 30, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $24.0 million in replacement school vehicles and $20.4 million in growth vehicles for the 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases are approximately $6.3 million per year for the term of the leases.

During July and August 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $40.5 million in replacement school vehicles and $30.7 million in growth vehicles for the upcoming 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

Acquisitions

On July 23, 2013 the Company acquired Scholastic Bus Co., (“Scholastic”) located in Bergen County, New Jersey for approximately $2.4 million, consisting of $2.2 million in cash and $0.2 million in deferred purchase price. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On August 27, 2013 the Company acquired Williams Bus Lines Co. (“Williams Bus”), located in Wilkes Barre, Pennsylvania, for approximately $3.4 million. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On February 10, 2014, the Company acquired certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”), for approximately $17.2 million.  STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014.  AE had previously filed for protection under the federal bankruptcy protection rules.  The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired.   Therefore, the Company has recognized a bargain purchase gain of approximately $2.8 million, net of tax, which is included in the consolidated statement of operations. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

Fuel Prices

The Company operates a fleet of approximately 11,000 vehicles as at June 30, 2014 and consumes substantial amounts of fuel for its operations.  While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2014, entered into fixed price contracts with fuel suppliers to cover approximately 13% of its remaining fuel exposure.

Segment Information ($ in 000’s)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013
Revenue
Transportation	$141,194	$121,105	$484,316	$418,834
Oil and gas	1,373	1,174	5,183	4,854
	$142,567	$122,279	$489,499	$423,688
Operating earnings
Transportation	11,473	$11,938	$14,290	$15,770
Oil and gas	253	186	1,235	1,163
	11,726	12,124	15,525	16,933
Unallocated expenses	5,046	1,793	14,503	10,830
Income tax expense (benefit)	1,973	3,584	(395)	2,234
Net income	$4,707	$6,747	$1,417	$3,869

	As at June 30, 2014	As at June 30, 2013
Total Assets
Transportation	$534,522	$503,780
Oil and gas	9,316	9,045
	$543,838	$512,825

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2014 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000’s):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Seller Debt	Total
Year ending June 30,
2015	$-	$46,860	$-	$200	$47,060
2016	-	-	-	-	-
2017	-	-	35,000	-	35,000
2018	62,436	59,311	-	-	121,747
2019	-	70,291	-	-	70,291
Thereafter	-	-	-	-	-
	$62,436	$176,462	$35,000	$200	$274,098

The maturity date of the Credit Agreement was extended by amendment in February 2013 to February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. Subsequent to June 30, 2014, the Company further extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to maturity of the Senior Secured Notes.

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at June 30, 2014 ($ in 000’s):

	Facility Leases	Vehicle Leases	Total
Year ending June 30,
2015	$13,544	$19,870	$33,414
2016	9,633	17,950	27,583
2017	7,741	14,932	22,673
2018	5,468	11,726	17,194
2019	3,855	7,445	11,300
2020 and thereafter	3,558	1,278	4,836
Total minimum payments	$43,799	$73,201	$117,000

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $210.3 million and $386.9 million, respectively as at June 30, 2014.  Further, the senior debt to EBITDA ratio (as defined in the Credit Agreement and adjusted for capitalization of vehicle leases) would increase 0.7:1, and the total debt to EBITDA ratio would increase 0.2:1.

Outstanding Share Data

As at June 30, 2014, the Company had 82,816,549 issued and outstanding common shares, Cdn $50.0 million principal amount of Cdn$ 6.75% Convertible Debentures convertible into approximately 6.9 million common shares, US $60.0 million principal amount of US$ 6.25% Convertible Debentures convertible into approximately 6.3 million common shares and Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares.  There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis, that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate.  Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during  fiscal year 2014, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first nine months of fiscal year 2014.

As at June 30, 2014, the Company’s material variable rate borrowings included the outstanding borrowings under the Credit Agreement.  As at June 30, 2014, the Company had $62.4 million in outstanding indebtedness under the Credit Agreement. The Company has an interest rate swap in place for a notional amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Credit Agreement.  A 100 basis point change in interest rates, applied to these net borrowings as at June 30, 2014 would result in an approximate $0.1 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars.  At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions.  Currently, the Company’s swap contracts cover approximately 33% of anticipated dividends and interest payments in Canadian dollars through May 2015. The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At June 30, 2014, the Company had 11 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

July 2014- May 2015	11	12.6	13.4	1.0643

The forward foreign exchange contracts cover approximately 33% of currently anticipated dividends and interest payments on the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures through May 2015 based on the current dividend rate in effect for the past year.  The Company intends to fund a majority of the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada. At June 30, 2014, STA Holdings had a $0.7 million unrealized foreign exchange gain on the open forward currency exchange contracts.  The

Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars.  The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon their maturity in 2015 and 2019, respectively.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business.  As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.  The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2014, entered into fixed price contracts with fuel suppliers to cover approximately 13% of its remaining fuel exposure.

Summary of Quarterly Results ($ in 000’s, except per share data)

	1st Qtr 2013	2nd Qtr 2013	3rd Qtr 2013	4th Qtr 2013	1st Qtr 2014	2nd Qtr 2014	3rd Qtr 2014	4th Qtr 2014

Revenues	$61,602	$119,355	$120,452	$122,279	$73,140	$135,529	$138,263	$142,567
Net income (loss)	$(7,611)	$2,979	$1,754	$6,747	$(8,792)	$2,902	$2,600	$4,707
Net income (loss) per share	$(0.10)	$0.04	$0.02	$0.08	$(0.11)	$0.04	$0.03	$0.06

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is minimal school bus transportation revenue during this period.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures that provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2014 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company’s internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2014 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the twelve months ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.6 million and $0.5 million for each of the fiscal years ended June 30, 2014 and 2013, respectively.

In November 2013, the Company amended the fee structure with the transportation equipment dealer, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum on a combined basis starting July 1, 2014.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On July 2, 2014, STA Holdings granted 116,102 Class B Series Three common shares pursuant to the EIP.  The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2014.

During July and August 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $40.5 million in replacement school vehicles and $30.7 million in growth vehicles for the upcoming 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

On August 19, 2014, the Company entered into an amendment under the Credit Agreement. The amendment increases commitments to $225.0 million from the current $165.0 million, extends a $100.0 million accordion feature and extends the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes.  The increase in the size of the facility results from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events.  Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate.  Actual results may differ significantly from these estimates.  The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles.   Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value.  If the Company does not choose to perform a qualitative assessment a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill.  If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

 Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets.  Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs.  Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage.  We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation.  The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2014 and fiscal year 2013. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.  Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes.  Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled.  A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes.  Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority.  The Company and its subsidiaries are examined by various federal and state tax authorities.  The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes.  The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date.  Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date.  Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company’s Canadian operations is the Canadian dollar.  The functional currency of the Company’s operations in the United States is the U.S. dollar.  The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.  As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period.  Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity.  The Cdn$ 7.5% Convertible Debentures, the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 7.5% Convertible Debentures, the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity.  The US$ 6.25% Convertible Debentures of STI are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates.  Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  The process relies on interpretations of available geographical, geophysical, engineering and production data.  The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants.  Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings.  In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations.  The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur.  The estimates are based on the Company’s net ownership interest in the wells.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the labour costs for our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to have sufficient cash flows or procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of  net new contracts is higher or lower than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

•
notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase,  or price reductions, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means, including  curtailing or eliminating transportation services. We had 76 contracts that were up for renewal for fiscal year 2015. The approximate percentages of fiscal year 2015 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2015 and 2016 are 29% and 31%, respectively.

•	we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

•	we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

The Company’s consolidated indebtedness could negatively impact the business

 On June 30, 2014, the Company had total indebtedness of $274.1 million (including

$176.5 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

•	the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

•
a significant portion of the Issuer’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

•	the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The restrictive covenants in the Credit Agreement and the Note Purchase Agreement could impact the Company’s business and affect its ability to pursue its business strategies

The Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company’s ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets;

•	enter into transactions with the Company’s and/or the Issuer’s affiliates;

•	create liens; and

•	enter into new lines of businesses.

In addition, the Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Credit Agreement and Note Purchase Agreement is outstanding. The Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Credit Agreement or under the Note Purchase Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Credit Agreement and/or the Note Purchase Agreement may elect to declare all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

We may not be able to make all principal payments on the Convertible Debentures

The Cdn$ 6.75% Convertible Debentures will mature on June 15, 2015,  the US$ 6.25% Convertible Debentures will mature on June 30, 2018 and the Cdn$ 6.25% Convertible Debentures will mature on June 30, 2019. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate the acquired business successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired businesses had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that the acquired businesses will achieve anticipated levels of profitability.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours and school districts that operate their own buses. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts, or that the assumptions underlying the contract price and / or expense levels included in the bid process will be realized. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended, and will continue to depend upon the facts and circumstances in each case, including whether our competitors make bids for such contracts and acquisitions. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state and provincial regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may be adversely affected by environmental requirements

 Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school bus transportation industry is subject to seasonal variations in operations. As a result, school bus contractors, including us, historically experience a significant decline in operating income during the summer months. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, our revenues and cash flows sharply decrease in July and August. Additionally, many school districts have dramatically cut back on summer programs in recent years, including summer camp and charter programs, escalating this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow.  If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

We face uncertain risks associated with the Company’s oil and gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical maneuvering on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues and cash flows of the Company’s oil and gas segment.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

STI is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors

We are an “emerging growth company,” as defined in the Jumpstart Our Business Start-ups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. In addition, should we remain an emerging growth company at a time we are no longer eligible to use the MJDS, we would be able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Shares less attractive because we rely or decide in the future to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will remain an “emerging growth company” until June 30, 2017 (the last day of our fiscal year following the fifth anniversary of the first registered US public sale of our Common Stock), although we would lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of May 30 of any year.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management

With the listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, at such time we are no longer an “emerging growth company” under the JOBS Act, section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Economic and financial market conditions have resulted in reduced spending by school districts and other governmental agencies

The 2008 global economic crisis resulted in a reduction in revenues to various state and local governmental entities, including school districts and other purchasers of our services. This reduction in revenues to our customers may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues due to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary.

We may be adversely affected by terrorism attacks, man-made or natural disasters and cyber terrorism

The potential for terrorism exists in the countries in which we operate. Public transportation has previously been subject to terrorist attacks and may be the target of future attacks, which could have a negative impact on our operations. Man-made and natural disasters, including adverse weather conditions, from which we are experiencing greater and more frequent disruptions, could negatively impact our operations. Additionally, our information technology systems used in our business may be subject to significant disruption or failure as a result of cyber terrorism, which could result in service interruptions or the loss of confidential information. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Company is dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit  to make dividend payments on its Common Shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company’s future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI’s only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of STI may, in its discretion, amend or repeal the dividend policy. STI’s board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company’s ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company’s results of operations

The Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2015 and 2019. Distributions to holders of Common Shares and interest payments on the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 77% of the Company’s revenue and expenses, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 11 monthly forward foreign exchange contracts with respect to approximately 33%  currently anticipated monthly dividends and interest payments on the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on an annual basis to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts.

Although the Company (i) entered into 11 monthly forward foreign exchange contracts with respect to approximately 33% of currently anticipated monthly dividends and interest payments on the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on an annual basis, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures with cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company’s financial condition, results of operations and cash flow, and may adversely affect the Company’s cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 23.4% of the Company’s consolidated income before taxes is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

Changes in the Company’s creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Company’s Common Shares, and could impair the Issuer’s ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Issuer and reduce distributable cash per Common Share.

The Company may issue Common Shares or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, the Issuer may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

The Company may not be able to make all interest payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing yields on similar securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible

Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company’s financial results, announcements by the Company or others, developments affecting the Company’s business or the North America school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” under the JOBS Act, we may be less attractive to investors, which may make it more difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

STA Holdings’ interest deductions on the 14% subordinated notes originally issued in connection with the IPS Offering were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain “triggering events” occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings’ taxable income may be increased and if so, its U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Issuer’s ability to make interest or dividend payments on the Debentures and the Common Shares and the Company’s ability to continue as a going concern.

Application of U.S. federal income tax corporate “inversion” rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate

“inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. In 2012 and 2014, the Internal Revenue Service issued regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax.  The regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulation may not be modified in the future.